UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2019

Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant’s name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended December 31, 2018, included as Exhibit 99.1 of this Form 6-K and the Consolidated Financial Statements as of and for the Year Ended December 31, 2018, included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-31880), furnished to the Commission on February 14, 2019, are incorporated by reference into the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and Form F-10 (Commission File No. 333-224029) of the Registrant, Yamana Gold Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date:	February 14, 2019	By:	"Jason LeBlanc"
Jason LeBlanc
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibits
Number	Description of Exhibit

99.1	Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended December 31, 2018

99.2	Consolidated Financial Statements as of and for Year Ended December 31, 2018

99.3	Consent of Deloitte LLP